September 6, 2007

Via EDGAR and Facsimile (202-772-9369)

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Interactive Data Corporation
Form 10-K for the fiscal year ended December 31, 2006
File No. 1-31555

Dear Mr. Cash:

Interactive Data Corporation (the “Company”) sets forth below its responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 9, 2007, concerning its Form 10-K for the period ended December 31, 2006, filed with the Commission on February 28, 2007. The Company’s explanations set forth below are in response to the Comments.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 17

Comment 1. We note that your current discussion of consolidated results of operations focuses on revenue and income from operations. In future filings, please revise your discussion of results of operations to also specifically disclose and discuss the reasons for changes in each expense line item presented in your statements of operations in total and relative to revenues. In this regard, we note that changes in cost of services and selling, general and administrative expenses relative to revenues have varied during the periods presented. In addition, to the extent that you identify multiple or offsetting factors that contribute to changes in your results, please revise future filings to quantify the impact of each factor, wherever possible.

Response: In future filings, we will include in our discussion of the results of operations the significant reasons for changes in each expense line presented in our statement of operations in total and relative to revenues. We will also identify and quantify the significant impact, wherever possible, of multiple and offsetting factors that contributes to changes in our results.

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 37

Comment 2. We note your current revenue recognition policy. We also note the disclosures related to how your offerings are licensed under Marketing on page 8. In future filings, please revise your revenue recognition policy to specifically address when and how you recognize revenue under each licensing arrangement, including if revenue is recognized on other than a straight-line basis. Please provide us your proposed disclosure.

Response: In future filings, the Company will include the following disclosures:

Revised Marketing disclosure (the new language is underscored):

To support the sales efforts of our businesses, we implement a range of promotional activities such as public relations, direct mail, email, seminars, targeted trade shows and customer-oriented events, and advertising. When possible, our businesses coordinate sales, marketing and development activities to cost-effectively address the needs of mutual customers in a timely manner. We also work closely with redistributors to jointly market our services to current and prospective customers.

Across each of our businesses, regardless of business segment, contractual arrangements for the provision of data services to customers take one of three forms: (1) a fixed annual, semi-annual, quarterly or monthly subscription; (2) variable fees based upon usage; and (3) a combination of a fixed fee and usage, where a fixed subscription is accompanied by additional amounts which are charged for usage above agreed upon levels.

Revised Revenue Recognition disclosure (the new language is underscored):

Revenue recognition is governed by Staff Accounting Bulletin No. 104, “Revenue Recognition”. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable and collectibility is reasonably assured. For customer service contracts that include a fixed subscription fee for the right to access data over a specified contractual period, revenue is recognized on a straight line basis over the contract term. For customer contracts that include variable fees based on usage, revenue is recognized in the month that the data is delivered to customers.

Deferred revenue represents contractual billings in excess of revenue recognized.

Note 5. Goodwill and Intangible Assets, page 43

Comment 3. We note the statement that “The Company does not allocate goodwill to its operating segments due to the fact that the Company’s chief operating decision maker does not use this information in evaluating the operations for each of the Company’s segments”. In light of this disclosure, it is not clear to us how you assess goodwill for impairment and if your methodology complies with SFAS 142, specifically paragraphs 18 and 30. Please identify your reporting units, explain how they were determined and demonstrate how your goodwill impairment policy complies with SFAS 142. In addition, please be advised that in future filings you should provide goodwill disclosures at a segment level as required by paragraph 45 of SFAS 142.

Response: At December 31, 2006 the Company has two operating and reportable segments; Institutional Services and Active Trader Services. Within the Institutional Services segment the Company had identified four reporting units; Pricing and Reference Data Services, Real-Time Services, Interactive Data Managed Solutions and Fixed Income Analytics. Within the Active Trader Services segment at December 31, 2006, there was one reporting unit; eSignal. All of these reporting units are at the operating segment level or one level below.

The five reporting units were determined based upon the criteria in paragraph 30 of FASB Statement No. 142 (“SFAS 142”) as follows:

•

Each of the reporting units constitutes a business as defined in EITF 98-3, “Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets or of a Business.” In making this determination the Company considered the facts that these units have the necessary inputs and outputs to operate on a standalone basis if they were to be separated

•	Discrete financial information (e.g. a balance sheet and statement of operations) is available for each

•	The financial results of these reporting units are reviewed on a regular basis by segment managers

Consistent with paragraph 18 of SFAS 142, the Company performs an annual goodwill impairment test on the five reporting units described above, or more frequently whenever events or circumstances indicate that an impairment may exist. The Company performs these impairment tests by initially comparing the fair value of each reporting unit to the carrying value of the assets (including goodwill) and liabilities assigned. Management estimates the fair value of each reporting unit by calculating the present value of the future cash flows of each reporting unit discounted at the applicable weighted average cost of capital. These cash flows are prepared by analyzing multi-year financial projections, including estimates for revenue, operating expenses, depreciation, amortization and income taxes, along with capital expenditures and changes in working capital. Terminal values are also factored into the calculations, using valuation techniques such as the Gordon Growth model and revenue exit multiples. If the fair value of each reporting unit exceeds the carrying value of the assets and liabilities assigned, no impairment is recorded.

In future filings, we will provide disclosure of the amount of goodwill allocated to each reportable segment as required by paragraph 45 of SFAS 142.

Item 9A. Controls and Procedures, page 56

Comment 4. We note that your “CEO and CFO concluded that, as of December 31, 2006 [your] disclosure controls and procedures were (1) designed to ensure that material information relating to [you], including [your] consolidated subsidiaries, is made known to [your] CEO and CFO by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms”. Please confirm to us, if true, that your officers have concluded that your disclosure controls and procedures were also effective (as of December 31, 2006, March 31, 2007 and June 30, 2007) to ensure that the information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decision regarding required disclosure. Your current disclosure appears to indicate that your disclosure controls and procedures were designed to ensure this requirement but it does not conclude if they were effective. Refer to Exchange Act Rules 13a-15(e) and 15d-15(e). In future filings please clarify your conclusions or, alternatively, state whether your disclosure controls and procedures are effective without defining them.

Response: We confirm that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2006, March 31, 2007 and June 30, 2007 to ensure that material information required to be disclosed by the Company in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, to allow timely decision regarding required disclosure.

In future filings, we will either clarify our conclusions or alternatively state that our disclosure controls and procedures are effective without defining them.

***

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

If you have any questions with regard to these responses, or if you require additional information, please feel free to contact Stephen T. Giove at Shearman & Sterling at (212) 848-7325.

Sincerely,

/s/ Andrew J. Hajducky III Andrew J. Hajducky III
Executive Vice President
Chief Financial Officer and Treasurer

cc:	Stuart J. Clark, President and Chief Executive Officer, Interactive Data Corporation
Christine Sampson, Vice President and Chief Accounting Officer, Interactive Data Corporation
Andrea H. Loew, Executive Vice President and General Counsel, Interactive Data Corporation
Robert C. Lamb, Jr., Audit Committee Chairman, Interactive Data Corporation
Stephen T. Giove, Partner, Shearman & Sterling LLP
Diane Larsen, Partner, Ernst & Young LLP
Stephen Soske, Partner, PricewaterhouseCoopers LLP